Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264238

PROSPECTUS SUPPLEMENT NO. 13

(To the Prospectus dated May 13, 2022)

Up to 21,320,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 57,538,996 Shares of Common Stock

Up to 7,520,000 Warrants to Purchase Common Stock

__________________

This prospectus supplement supplements the prospectus, dated May 13, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264238). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 21,320,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), consisting of (i) 7,520,000 shares of Common Stock issuable upon the exercise of 7,520,000 warrants (the “Private Warrants”) originally issued in a private placement to CITIC Capital Acquisition Corp. (“CCAC”) in connection with the initial public offering of CCAC and (ii) 13,800,000 shares of Common Stock issuable upon the exercise of 13,800,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of CCAC.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 57,538,996 shares of Common Stock consisting of (a) 3,695,000 shares of Common Stock purchased by subscripts for $10.00 per share in a private placement pursuant to subscription agreements entered into in connection with the Business Combination (as defined in the Prospectus), (b) 7,520,000 shares of Common Stock issuable upon exercise of the Private Warrants which have an exercise price equal to $11.50 per share, (c) 6,900,000 shares of Common Stock originally issued to CCAC for approximately $0.004 per share, (d) 34,422,480 shares of Common Stock issued in connection with the Business Combination (as defined in the Prospectus) as merger consideration at an acquiror share value of $10.00 per share, (e) 197,875 shares held by Tomoyuki Izuhara pursuant to the exercise of options to purchase Common Stock at exercise prices ranging from $0.36 to $4.29 per share, and (f) 4,803,641 shares of Common Stock issued pursuant to the Share Issuance Agreements (as defined in the Prospectus), at a deemed per share price of $1.9841, and (ii) up to 7,520,000 Private Warrants.

The common stock and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “QNGY” and “QNGY WS,” respectively. Trading in these securities was suspended on the NYSE after the market close on November 8, 2022. On December 19, 2022, the last reported sales price of our common stock on the over-the-counter market was $0.07 per share and the last reported sales price of our Warrants was $0.001 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 20, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 20, 2022

Quanergy Systems, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39222	88-0535845
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 LAKESIDE DRIVE
SUNNYVALE, California		94085
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 408 245-9500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	QNGY	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $230.00 per share	QNGY WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

The Company is filing this Form 8-K for the purposes of supplementing and updating its risk factors from the disclosure contained in the Company’s prior filings with the Securities and Exchange Commission (“SEC”), including the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022 and the Company’s Annual Report on Form 10-K, for the year ended December 31, 2021 filed with the SEC on March 31, 2022 (and the subsequent amendment thereto filed on Form 10-K/A on April 1, 2022).

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit
Number	Description
99.1	Risk Factors
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QUANERGY SYSTEMS, INC.

Dated:	December 20, 2022	By:	/s/ Patrick Archambault
Patrick Archambault Chief Financial Officer

Exhibit 99.1

Item 1A. Risk Factors

The information presented below supplements the risk factors set forth in Item 1A of Part I of our 2021 Form 10-K. Except as set forth below, for additional risk factors that could cause actual results to differ materially from those anticipated, please refer to Item 1A of Part I of our 2021 Form 10-K. Unless the context otherwise requires, all references in this section to “we,” “our,” “us” “the Company” or “Quanergy” refer to the business of Quanergy Systems, Inc., a Delaware corporation, and its subsidiaries.

Risks Related to Our Chapter 11 Filing

We are subject to the risks and uncertainties associated with the Case.

On December 13, 2022, we filed a voluntary petition (Case No. 22-11305) for relief under Chapter 11 of the Bankruptcy Code in the United States Court for the District of Delaware (such court, the “Court” and such case, the “Case”). We will continue to operate our business as a ”debtor-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. As a consequence of filing the Case, we will be subject to the risks and uncertainties associated with bankruptcy. These risks include, but are not limited to, the following:

•
our ability to successfully develop, prosecute, confirm and consummate a plan of reorganization or liquidation (the “Plan”) with respect to the Case;
•
our ability to obtain the Court’s approval with respect to motions or other requests made to the Court in the Case, including maintaining strategic control as debtors-in-possession;
•
the possibility that actions and decisions of our creditors and other third parties with interests in the Case may be inconsistent with our plans;
•
the high costs of bankruptcy proceedings and related fees, particularly if delays in the Case increase fees and costs;
•
our ability to maintain our relationships with our suppliers, vendors, customers, employees and other third parties;
•
our ability to maintain contracts that are critical to our operations;

•
our ability to execute on our business plan;

•
our ability to motivate and retain key employees throughout the Case; and
•
the ability of third parties to seek and obtain court approval to terminate or shorten the exclusivity period for us to propose and confirm a Plan, to appoint a Chapter 11 trustee, or to convert the Case to a Chapter 7 case.

Because of the risks and uncertainties associated with a voluntary filing for relief under Chapter 11 of the Bankruptcy Code and the related proceedings, we cannot accurately predict or quantify the ultimate impact that events that occur during the Case may have on ultimate recovery for stakeholders, including creditors. As mentioned above, it is likely that holders of our equity securities will not recover any portion of their investments.

We will likely not be able to continue as a going concern and holders of our common stock could suffer a total loss of their investment.

We have concluded that it is unlikely that we will continue as a going concern. It is likely that our equity securities will be canceled and extinguished in connection with the Case, and that the holders thereof would not be entitled to receive, and would not receive or retain, any property or interest in property on account of such equity interests.

Trading in our common stock and warrants during the pendency of the Case is highly speculative and poses substantial risks. It is likely that our equity securities will be canceled or that holders of such equity will not receive any distribution with respect to, or be able to recover any portion of, their investments.

It is likely that our equity securities will be canceled, or that holders of such equity will not receive any distribution with respect to, or be able to recover any portion of, their investments. Any trading in our common stock and warrants during the pendency of the Case is highly speculative and poses substantial risks to purchasers of our common stock or warrants. See “–We will likely not be able to continue as a going concern and holders of our common stock could suffer a total loss of their investment.”

If we are not able to obtain confirmation of a Plan, we could be required to liquidate under Chapter 7 of the Bankruptcy Code.

If confirmation by the Court of a Chapter 11 Plan does not occur, or if the Court otherwise finds that it would be in the best interest of holders of claims and interests or upon the showing of cause, the Court may convert our Case to a case under Chapter 7 of the Bankruptcy Code. In such event, a Chapter 7 trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code.

We depend on a few highly skilled key employees to navigate the Case, and if we are unable to retain, manage, and appropriately compensate them, the outcome of the Case could be adversely affected.

Our ability to consummate a successful Plan is based on continued service of our senior management team and other key employees, and on our ability to continue to motivate and appropriately compensate key employees. We may not be able to retain the services of our key employees, who work for us on an at-will basis, in the future. If our key employees fail to work together effectively and to execute our plans and strategies, the Case could be prolonged or adversely affected.